Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Technology Applications International Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed September 4, 2012 File No. 333-183683

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 22, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 20, 2012

File No. 000-53878

         December 27, 2012

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s comment letter dated December 10, 2012.  Further, we have filed an Amendment No. 3 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

Registration Statement on Form S-1

General

1. We note your disclosure throughout the prospectus that the Class A Warrant and S-1 Warrant are “transferable” but that you do not intend to “create a public market for either of the Class A Warrant or the S-1 Warrant.” Given that you are registering the sale of the Units, and the S-1 Warrants are part of the Units, it does not appear that you can register the sale of the Units without also registering the sale of the S-1 Warrants. In addition, we note that each of the S-1 Warrants entitles the holder to purchase one additional share of common stock for a period of one year from the date of the offering. Because the warrants are exercisable within one year, the common stock underlying the S-1 Warrants must also be registered. See Question 103.04 of the Compliance and Disclosure Interpretations for Securities Act Sections. Similarly, we note that you have not registered the resale of the Class A Warrants, only the ordinary shares underlying the Class Warrants. Please advise us whether the selling shareholders will exercise the Class A Warrants prior to reselling the ordinary shares underlying the Class A Warrants in a public offering, or if instead the selling shareholders intend to resell the Class A Warrants as part of the public offering. We note that the language in your prospectus is unclear. For example, on page five the disclosure states that the amount being registered for sale by the selling shareholders includes 1,030,000 Class A Warrants. To the extent the selling shareholders are reselling the Class A Warrants, you must register the Class A Warrants and the primary offering by the company of the 1,030,000 shares of common stock underlying the Class A warrants to cover the potential exercise of the Class A Warrants. Please advise and revise your disclosure throughout your prospectus, including in the fee table, to clearly indicate the securities that are being offered both in the primary offering by the company and secondary offering by the selling shareholders.

Response:  The Company has included the S-1 Warrant in its registration and calculation of fee table. The Selling Shareholders will exercise their Class A Warrants prior to reselling the ordinary shares underlying the Class A Warrants.  The Company has also revised the prospectus to make it clearer that the Company is registering the 1,030,000 shares of our common stock that are issuable upon the exercise of the Class A Warrants.

Prospectus Cover Page

2. We note your revisions in response to comment five of our letter dated October 1, 2012. Please further revise the heading to separately state the offering price of the securities being offered by the company and the selling shareholders. In the alternative, please include this information in the first paragraph under the heading.

Response: We have revised accordingly.

3. We note your disclosure that the selling shareholders will receive up to $12,448,000 if they sell all of their shares being registered for resale. However, it appears that they will actually receive $13,478,000. Please advise and revise accordingly.

Response: We have revised to state that the Selling Shareholders will receive $13,478,000 from the sale of their shares.

4. We note your revisions in response to comment nine of our letter dated October 1, 2012. Please revise your statement to use the exact language specified in Item 501(b)(10) of Regulation S-K. In particular, please delete the language regarding the registration statement being “cleared of comment.”

Response: The Company has revised to use the correct language and has removed the “cleared of comment” language.

Summary of Prospectus, page 3

Shares Being Registered by the Company, page 4

5. Please revise your disclosure on page five to indicate that you will not receive any proceeds from the sale of any of the 13,478,000 shares of common stock (as opposed to 12,448,000 shares of common stock) being offered by the selling shareholders.

Response: We have revised to state that the Company will not receive proceeds from the sale of any of the common stock offered by the Selling Shareholders, but would receive proceeds from the exercise of the Class A Warrants if exercised.

Jumpstart Our Business Startups Act, page 6

6. We note your statement that you would cease to be an emerging growth company if the market value of your common stock held by non-affiliates exceeds $700 million as of any May 31. Please note, the determination as to whether a company is a large accelerated failed is made as of the last business day of the most recently completed second fiscal quarter, which for your company appears to be June 30. In addition, you would then cease to be an emerging growth company on December 31 as opposed to November 30. We note similar disclosure on page 12. Please advise and revise accordingly.

Response: We have revised the dates accordingly.

Summary Financial Information, page 6

7. We note your response to prior comment 15, from our letter dated October 1, 2012; however, the amounts corresponding with the line items “total assets” and “total liabilities” appear to be “total current assets” and “total current liabilities,” respectively. Please revise your table as appropriate.

Response: We have revised the amounts accordingly.

Selling Shareholders, page 18

8. We note that the first sentence in the first paragraph states that the selling shareholders are offering for resale 12,448,000 shares of common stock. Please revise this sentence and the related disclosure in this section to reflect the fact that the selling shareholders are offering for resale 13,478,000 shares of common stock. To the extent that the selling shareholders are also offering for resale the Class A Warrants, please make that clear in this section.

Response: The Company has revised to more clearly state that the Selling Shareholders are offering 13,478,000 shares of common stock and are not offering for resale the Class A Warrant.

Plan of Distribution, page 21

Exercise of Warrants, page 23

Description of Securities, page 23

Purchase Warrants, page 23

9. We note your disclosure stating that Class A Warrants will entitle the holder to purchase one additional share of common stock at the price of $1.00 for a period of 180 days from the date of this offering. Please reconcile this with your disclosure on page four stating that the Class A Warrant entitles the holder to purchase 1,000 shares of common stock at the price of $1.00 and is exercisable for a period of 180 days after the company stock begins publicly trading or one year after the date of issuance.

Response: The Company has revised accordingly.

Description of the Business, page 24

General

10. We note your revisions in this section clarifying that the company has not developed its own skin care products but instead distributes skin care products developed by Regenetech, Inc. However, we note that certain disclosure in this section continues to suggest that you have developed your own products and Regenetech serves only as the manufacturer for such products. For example, we note your disclosure under “Manufacturing and Raw Materials” stating that you use Regenetech to manufacture your products, as opposed to serving as the distributor for Regenetech’s products. Please revise your disclosure in this section and throughout your prospectus as appropriate to clearly describe the relationship between you and Regenetech.

Response: The Company has revised to more clearly state that it only distributes the products that are manufactured by Regenetech according to the Distribution Agreement.

Products, page 25

Renueill Int’l, Inc., page 25

11. As requested in comment 34 of our letter dated October 1, 2012, please disclose the material terms of your Distribution Agreement with Regenetech. For example, we note that you are subject to certain quota requirements, that you have exclusive rights in certain territories, but non-exclusive rights in the United States, and that Regenetech has granted you a license to certain trademarks related to its skin care products. These are just examples. Please revise your disclosure to provide a materially complete description of your Distribution Agreement.

Response: The Company has added the section “Distribution Agreement” and has disclosed the material terms of the Distribution Agreement.

12. Please update your disclosure to indicate the revenues generated from Renueill skin cream as of September 30, 2012.

Response: We have revised our disclosure to update the revenues as of September 30, 2012 of our skin cream.

13. The relevance and significance of the last three sentences in the third paragraph in this section are unclear. Please either delete these sentences or revise them to clarify the relevance to the Reneuill skin cream.

Response: The Company has removed these sentences and has revised accordingly.

14. We note your revised disclosure in response to comment 35 of our letter dated October 1, 2012. Please remove the references to the third party websites as the inclusion of the website in a registration statement that has been made available electronically may indicate that you are incorporating the information contained in the hyperlink into your prospectus.

Response: The Company has removed any references to third party websites and revised accordingly.

15. We note your revised disclosure in response to comment 36 of our letter dated October 1, 2012. The revised disclosure uses a number of terms that are unclear to the reader and appear to be industry jargon, such as a “time varying electromagnetic force” and “rotable perfused culture chamber.” Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Response: The Company has revised this section to best explain in lay terms what the “rotable perfused culture chamber” does, as follows:

Lab-grown cell cultures tend to be small, flat and two-dimensional, unlike normal tissues in the body. However, tissues grown in the bioreactor are larger and three-dimensional, with structural and chemical characteristics similar to normal tissue. The bioreactor has no internal moving parts, which minimizes forces that might damage the delicate cell cultures

Cells cultured on Earth (left) typically settle quickly on the bottom of culture vessels due to gravity. In microgravity (right), cells remain suspended and aggregate to form three-dimensional tissue. The NASA Bioreactor provides a low turbulence culture environment which promotes the formation of large, three-dimensional cell clusters. The bioreactor is rotated to provide gentle mixing of fresh and spent nutrient without inducing shear forces that would damage the cells. Due to their high level of cellular organization and specialization, samples constructed in the bioreactor more closely resemble the original tissue found in the body. The work is sponsored by NASA's Office of Biological and Physical Research. The bioreactor is managed by the Biotechnology Cell Science Program at NASA's Johnson Space Center (“JSC”). NASA-sponsored bioreactor research has been instrumental in helping scientists to better understand normal and cancerous tissue development.

16. We note your statement that Regenetech and Renueill are endorsed by the Space Foundation and N.A.S.A. Please clarify whether each organization has separately endorsed the companies, and, if so, please explain in what way N.A.S.A. has endorsed the companies.

Response: The Company has revised the statement to more clearly state that Regenetech and Renuell are endorsed by the Space Foundation and that Regenetech has licensed the process from N.A.S.A.

Manufacturing and Raw Materials, page 28

NueEarth, Inc., page 28

17. We note your disclosure suggesting that contaminated water is one of your raw materials. Given that NueEarth, Inc. plans to provide a service instead of using raw materials to produce a product, it does not seem that the raw material disclosure is applicable. Please advise and revise accordingly.

Response: We have removed the Raw Material paragraph in regards to NueEarth and revised accordingly.

Management’s Discussion and Analysis or Plan of Operation, page 33

Results for the Quarter Ended September 30, 2012 Compared to the Quarter Ended September 30, 2011, page 34

Results for the Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011, page 34

18. Please revise your discussion of the changes in general and administrative expenses to also quantify the underlying factors you identified as contributing to the significant changes between periods, as requested in our prior comment 44.

Response: We have revised the General and Administrative expenses to quantify the underlying factors we identified as contributing to the significant changes between periods.

Liquidity and Capital Resources, page 35

19. We note your response to prior comment 45, from our letter dated October 1, 2012. Please further revise your discussion, regarding the material cash outflow for inventory in the current period, to address whether the inventory has a limited shelf life/expiration date, and who you acquired it from, including if they are a related party.

Response: We have revised the Liquidity and Capital Resources to address the shelf/life expiration date of the products (two years) and that we acquired the products from Regenetech, with whom we have a distribution agreement.

Directors, Executive Officers, Promoters and Control Persons, page 37

20. Please file copies of any agreements you have with Mr. Scimeca or Mr. Stickler as exhibits to the registration statement, including employment agreements, compensation agreements, and any agreement with Mr. Stickler regarding his service as a consultant. See Items 601(b)(10)(ii)(A) and 601(b)(10)(iii) of Regulation S-K.

Response: The Company has filed Mr. Stickler’s consulting agreement as Exhibit 10.09. The Company does not have an employment agreement with Mr. Scimeca

Transactions with Related Persons, Promoters and Certain Control Persons, page 41

21. We note your revisions in response to comment 52 of our letter dated October 1, 2012. Please further revise your disclosure to include the information required by Item 404(a)(5) for the loan with Coast to Coast Equity Group. In addition, we note your disclosure in Note 9 to the financial statements stating that an affiliate of the company has been funding operations by making payments directly to third parties or advancing money to the company. It appears that this transaction is separate from the transaction with the Coast to Coast Equity Group. Please revise your disclosure in this section to include the transaction referenced in Note 9. See Item 404(d) of Regulation S-K.

Response: The Company has revised its disclosures to include the information required by Item 404(a)(5) for the loan with Coast to Coast Equity Group, and the Company has added the disclosure in regards to the loan from our President Charles J. Scimeca.

22. We note your response to comment 53 of our letter dated October 1, 2012. Please include the disclosure required by Item 404(d) of Regulation S-K in this section regarding your rental of the recreational vehicle from an affiliate.

Response: The Company has revised to include the disclosure required by Item 404(d) of Regulation S-K, regarding the rental of the recreational vehicle from an affiliate.

Recent Sales of Unregistered Securities, page II-2

23. Please revise your disclosure to include the information required by Item 701 of Regulation S-K for all unregistered sales of securities by you within the past three years. For example, we note that your description of the shares issued by you during November and December 2011 and subsequent to December 2011 does not include the Units and Warrants that were sold to such investors. In addition, we note that your disclosure does not include your issuance of two convertible debentures in 2012. Please revise your disclosure so that it covers all transactions required to be disclosed by Item 701.

Response: We have revised the descriptions of the November – December 2011 and subsequent to December Private Placement issuances to include a description of the Units and Warrants that were sold to the investors. We have also included the details of the two convertible debentures that were undertaken in 2012.

Signatures

24. Please revise the signatures to indicate that your principal executive officer and a majority of your board of directors have signed in their individual capacities. See Instruction 1 to Signatures on Form S-1.

Response: The Company has revised to indicate that our Chief Executive Officer and a majority of the board have signed in their individual capacities.

Exhibit 5.1

25. We note counsel’s revisions in response to comment 60 of our letter dated October 1, 2012. Please have counsel further revise the opinion to clearly address the legality of each of the securities being registered, including each component of the units being issued, as well as the units themselves. In particular we note the following the opinion does not appear to opine on the 3,000,000 shares of common stock underlying the Units and it does not define the terms “Class A Warrant Shares” and “S-1 Warrant Shares. Please have counsel revise the opinion to address the legality of each of the securities being registered on the Form S-1, including the S-1 Warrants and the Class A Warrants, to the extent such securities are included in the registration statement. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: Counsel has revised the opinion to address the legality of each of the securities being registered.

26. We note the statement that counsel has made assumptions that are “customary in opinions of this kind.” Please describe each of the assumptions made by counsel in rendering its opinion.

Response: Counsel has removed that sentence and revised accordingly.

Exhibit 23.1

27. We note the current consent from your auditor indicates that they consent to “the incorporation by reference in this Registration Statement on Form S-1/A (No.2)” of their report “which appears in the Annual Report on Form 10-K for the year ended December 31, 2011.” Please have your auditor revise their consent to clarify that they consent to the inclusion of their report in the current registration statement. Form 10-K for the Fiscal Year Ended December 31, 2011

Response: The Company has had the auditor revise their consent and it is attached to the S-1/A3.

Form 10-Q for the Quarterly Period Ended September 30, 2012

28. Please comply with the above comments in your future Exchange Act reports.

Response: The Company will comply with the above comments in future Exchange Act reports.

Technology Applications International Corporation

/s/Charles J. Scimeca

Name: Charles J. Scimeca

Title: Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer